HARPER & ASSOCIATES, INC.
CONSULTANTS AT OIL AND GAS TECHNOLOGY
6815 MANHATTAN BLVD.
SUITE 201
FORT WORTH, TEXAS 76120
G. MICHAEL HARPER                                                                                                                                                                                                                                           (817) 457-9555
PRESIDENT                                                                                                                                                                                                                                                 (FAX) (817) 457-9569
www.harper-associates.com                                                                                                                                                                                                                 m@harper-associates.com
January 27, 2015

Brinx Resources, LTD
820 Piedra Vista Rd., NE
Albuquerque, NM 87123
Re:            SEC Reserve Evaluation
Brinx Resources, LTD Interests
Oklahoma Properties
As of November 1, 2014
Dear Sir:
Petroleum reserves for certain properties of Brinx Resources, LTD ("Brinx") were determined and economic forecasts prepared for the working interests of Brinx.  The properties are located in Garvin County, Oklahoma.  Net Oklahoma reserves herein represent 100 percent proportion of Brinx total reserves.  The lease, Miss Jenny 1-8, located in Garvin County, OK was sold on the 1st of January 2014.  The assumptions, data, methods and procedures used were appropriate for the purpose served by the reports and we used all methods and procedures as we considered necessary under the circumstances to prepare the reports.

The reserve estimations comply with the definitions of the U.S. Security Exchange Commission.  Reserves are classified as proved developed producing ("PDP"), behind-pipe ("PBP") and undeveloped ("PUD").  Proved reserves are those reported where the level of certainty is at least 90 percent probable that the quantities actually recovered will equal or exceed the estimates reserves under the specific prices herein.  Probable behind-pipe ("PrBP") reserves are reported herein also where the level of certainty is at least 50 percent probable that the quantities actually recovered will equal or exceed the estimates reserves under the specific prices herein.  Those quantities were determined using all geologic and engineering methods and procedures as considered necessary under the circumstances to prepare the report.  All assumptions, lease descriptions and holdings, ownership, historical prices, operating lease cost, well investments and past production were appropriately presented by Brinx.

For the evaluation, the table below summarizes net proved reserves and cumulative future cash flow (before U.S. federal income tax), undiscounted and discounted at 10 percent per year.

RESERVE SUMMARY
PROVED	PDP	PBP	PUD	PrBP	TOTAL
Completions (Producers)	8	4	1	2	15
Net Oil, Bbls.	2,850	3,110	1,210	2,130	9,300
Net Gas, MCF	1,480	5,470	2,010	2,660	11,620

Revenue ($)
Oil	279,890	305,450	119,230	209,200	913,770
Other	88,690				88,690
Gas	7,410	31,640	12,140	16,060	67,250
Total	375,990	337,090	131,370	225,260	1,069,710

Operating Expense ($)	136,850	72,880	33,760	46,760	290,250

ProductionTaxes ($)	20,380	23,910	9,320	15,980	69,590

Investments ($)		12,500	45,000	7,500	65,000
Future Cum Net Income ($)	218,760	227,810	43,300	155,020	644,890
Future Cum Net Income @ 10% DF ($)	156,190	123,660	27,250	62,540	369,640

** The tables above may reflect a difference in the total than the actual report due to rounding.

Brinx Resources, LTD
SEC Reserve Evaluation
As of November 1, 2014
January 27, 2015

Reserves and economic results for each reserve class are attached, along with a one-line summary.  Individual well reserves are presented herein.   Reserve class and well performance graphs are enclosed.

Price/Cost Parameters.  Oil, condensate, NGL and gas revenue is based on the average prices for last 12 months for each lease and no escalation.  BTU content, fuel and shrinkage for gas production and the quality of oil production are considered.

Expenses are based on the well operating costs from November 2013 through October 2014.  Expenses are recurring monthly values including G&A.  Operating expenses and investments are not escalated.  Production severance taxes are deducted from revenue.  The Double T Ranch SWD facility net income is identified by "Other" revenue.

ASSUMPTIONS
No consideration was given to possible changes in operating conditions or actions of governmental regulatory agencies affecting prices.  Interests were accepted as represented.  Discount factors are calculated at mid-year, compounded annually, and applied to yearly lump sum revenues, expenses and investments.

DATA ACQUISITION
Brinx and operator, Ranken Energy Corporation ("Ranken"), provided well and reserve information including pressure and production data through October 2014.  Additional production information was obtained on offset wells completed in correlative geologic formations with similar production performance.  During our analysis, we were given access to data as was desired and consulted freely with the officers and employees of Brinx and Ranken.

An examination of the field facilities and operating procedures was not conducted in view of the available data that we had to assess and with our operational experience in Garvin County, Oklahoma.  Data used in the preparation of the evaluation was obtained from the records of the offset operators, public data, private evaluations, Ranken and Brinx.  Basic reservoir and geologic data together with engineering work will be retained on file for review by authorized personnel.

RESERVE DEFINITIONS
The determination of the reserves is based on a petroleum engineering evaluation, supported by an independent geologic interpretation that involved direct and indirect characterization and estimates of reservoir properties.  These properties are derived from data available at the time of preparation.  One should not construe that the reserve quantities are exact.  As additional data becomes available or well operating conditions change, the likely condensate or gas recovery of a reservoir may change, and consequently reserve quantities change.

Reserve estimates comply with the definitions of the U. S. Security Exchange Commission ("SEC").  The reserves and dollars reported herein are not determined for the following purposes: 1) litigation, 2) loan basis, and 3) market value estimate.

EVALUATOR
This evaluation was conducted and/or supervised by Mr. Michael Harper, President.  He served on the Board of Directors of the SPE for the term 1986-1989.  He has practiced professional petroleum engineering for 35 years.  Before founding his consulting firm, Harper spent five years involved in condensate and gas evaluations, property appraisals and reservoir engineering with the firm of CG&A, Inc.  His engineering studies involved United States and International areas.  Previously, he had been with Placid Oil Company for 10 years.  There Harper's experience included five years working as senior reserve, production and reservoir engineer at the Placid headquarters in Dallas, Texas.  Fields studied were inland, wetlands and offshore in respective states of Alabama, Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas.  Overseas evaluations were prepared on geologic features in the North and the Mediterranean Seas.  His five years of experience, onshore and offshore, were spent in field supervision and the engineering design of workovers and drilling wells.

Harper's education was at Louisiana State University where he received Bachelor and Master of Science Degrees in Petroleum Engineering.  Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi.  Professional engineering registrations are in Texas and Louisiana.  Memberships in professional associations at the local, state and national levels are the Society of Petroleum Engineers, the American Association of Petroleum Geologists, Society of Petroleum Evaluation Engineers and the Society of Petroleum

Brinx Resources, LTD
SEC Reserve Evaluation
As of November 1, 2014
January 27, 2015

Well Log Analysts.  Evaluation courses and seminars include geologic description of condensate and gas reservoirs, gas well performance and appraisal, computer applications and 1979 through 2001 Symposiums on Hydrocarbon Economics and Evaluation.  Mr. Harper was the 1996-1997 secretary of the Petroleum Club in Fort Worth.  He currently serves as Chairman, SPE Directors' Club.

EVALUATOR QUALIFICATIONS
I, Michael Harper, a consulting Professional Petroleum Engineer, with an office at 6815 Manhattan Blvd. Ste 201, Fort Worth, Texas 76120, hereby certify:

1.            That I am President of Harper & Associates, Inc. and I did prepare this SEC reserve report with corresponding economic values of Brinx interests in the leases.

2.            That I graduated in Petroleum Engineering in 1966 with a Bachelor of Science degree and Master of Science degree in 1968 from Louisiana State University at Baton Rouge, Louisiana.  Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi.

3.            That I am a registered Professional Engineer in Louisiana #13687 and Texas #34481.  That I am a certified earth scientist - SIPES #2861.  That I have thirty-two years experience in drilling, production, reservoir studies and evaluations of Canada, Mediterranean, North Sea and United States oil and gas fields.

4.            That Memberships held in professional associations: the Society of Petroleum Engineers (#070557); the American Association of Petroleum Geologists; the Society of Petroleum Well Log Analysts; the Society of Petroleum Evaluation Engineers; and the American Association of Drilling Engineers.  I served on the National Board of Directors of the Society of Petroleum Engineers for the term 1986-1989.  I served as National Director of the Society of Petroleum Evaluation Engineers for the term 2000-2003.

5.            That Principal or its employees in the firm have no direct or indirect interests, nor do they expect to receive any direct or indirect interest in the oil and gas properties reviewed nor do they have any direct or indirect interest in the properties of Brinx.

6.            That I am an independent engineer contracted to review certain leases of Brinx in Oklahoma.

7.            That I have no direct or indirect interests in the actual outcome from the reports that have been prepared for Mr. Kulwant Sandher.

                                              Yours very truly,

G. Michael Harper, President
HARPER & ASSOCIATES, INC.
P. E. 34481 TX